UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 September 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3ASR (No. 333-190026) and the Registration Statements on Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.”

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         7 September 2015

CRH Appoints Group Finance Director

CRH plc, the international building materials group, announces the appointment of Senan Murphy as Group Finance Director with effect from 4 January 2016. Senan will succeed Maeve Carton who will become Group Transformation Director as previously announced. Both will be members of the Group Board.

Senan (46), is a Chartered Accountant and holds a Bachelor of Commerce degree from University College Dublin. He has over 25 years' experience in international businessacross financial services, banking and renewable energy.

Senan will join CRH from Bank of Ireland Group plc where he is currently the Chief Operating Officer and a member of the Group's Executive Committee. He previously held positions as Chief Operating Officer and Finance Director at Ulster Bank, Chief Financial Officer at Airtricity and numerous senior financial roles in GE, both in Ireland and the United States.

Albert Manifold, Group Chief Executive, said: "I am very pleased that Senan is joining CRH. This appointment strengthens and broadens the executive management team at an important time for the Group as we continue to focus on business performance and value creation. His strong financial background, coupled with his extensive business experience, prepares him well for this critical leadership role within the Group."

Ends

Contact CRH at Dublin +353 1 404 1000

Albert Manifold	Chief Executive
Maeve Carton	Finance Director
Frank Heisterkamp	Head of Investor Relations
Mark Cahalane	Director, Group Corporate Affairs

Ireland Media Contact	Drury | Porter Novelli	Billy Murphy	Tel: +353 1 260 5000
UK Media Contact	Powerscourt	Rory Godson	Tel: +44 207 250 1446

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 07 September 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director